Exhibit 99.1

EXECUTION VERSION

SECOND AMENDING AGREEMENT dated as of May 9, 2016

BETWEEN:	IAMGOLD CORPORATION (as “Borrower”)

AND:	NATIONAL BANK OF CANADA DEUTSCHE BANK AG, CANADA BRANCH RESSOURCES QUÉBEC INC. Citibank, N.A., Canadian Branch (each as “Lender”)

AND:	NATIONAL BANK OF CANADA (acting as Agent for the Lenders)

RECITALS

a)	A credit agreement dated as of January 28, 2016 (as amended by an first amending agreement dated as of April 25, 2016 and as further amended, restated or modified from time to time, the “Credit Agreement”) has been entered into among the Agent, the Borrower and the Lenders named therein.

b)	Pursuant to Section 2.9 of the Credit Agreement, the Borrower is entitled to request increases up to US$112,000,000 in the aggregate amount of the Credit.

c)	The Borrower has requested, pursuant to Section 2.9 of the Credit Agreement, a US$2,000,000 increase (the “Increase”) in the amount of the Credit.

d)	The Increase of the Credit will require additional commitments and [REDACTED] has accepted to provide a commitment for the full amount of the Increase as specified in Section 3 below.

e)	The parties wish to amend the Credit Agreement in order to provide for the Increase.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Interpretation

1.1	Capitalized terms used herein and defined in the Credit Agreement have the meanings ascribed to them in the Credit Agreement unless otherwise defined herein.

1.2	Any reference to the Credit Agreement in any Loan Document (including any Security Document) refers to the Credit Agreement as amended hereby.

2.	Agreement by Lenders

Each of National Bank of Canada, Deutsche Bank AG, Canada Branch and Ressources Québec Inc. hereby agrees (i) to the Increase being allocated in full to [REDACTED] and (ii) to the amount of the Increase not being a multiple of US$25,000,000.

3.	Amendment to Commitments

3.1	The Credit is hereby increased from US$138,000,000 to US$140,000,000 and the amount of the Increase (namely, US$2,000,000) is allocated to [REDACTED]. After giving effect to the Increase, the total Commitment of each Lender in respect of the Credit is as specified in the attached Schedule A as at the date hereof.

3.2	Upon this Agreement becoming effective, the Borrower’s remaining rights under Section 2.9 of the Credit Agreement will be reduced such that any additional increase to the Credit that may later be requested by the Borrower pursuant to such Section 2.9 may not exceed US$110,000,000.

4.	Conditions to Effectiveness

This Agreement will become effective on the date the Agent has confirmed to the Borrower and the Lenders signatory of this Agreement that this Agreement has been executed by all parties hereto and the payment of all fees and expenses owing by the Borrower to the Agent and the Lenders on the date of this Agreement (including the commitment fees pursuant to Section 7 of this Agreement).

5.	Confirmation

The Borrower and each other Obligors, by their acknowledgement of the terms of this Agreement, further confirms and acknowledges that their obligations under the Security Documents to which they are a party are still in full force and effect and that this Agreement does not reduce such obligations.

6.	Representations

The Borrower represents and warrants that (i) no Default is in existence as at the date hereof, and (ii) this Agreement and the Increase will not result in a Default.

7.	Expenses and Fees

The Borrower agrees to pay on demand all reasonable costs and expenses of the Agent in connection with the preparation, negotiation, execution, delivery, implementation and administration of this Agreement including, without limitation, the reasonable fees and expenses of counsel for the Agent. The Borrower also agrees to pay to [REDACTED] upon execution of this Agreement a commitment fee in the amount specified in the invitation letter dated May 3, 2016 by National Bank Financial Markets and Deutsche Bank AG, Canada Branch, as co-lead arrangers and joint bookrunners, to [REDACTED].

8.	Securities Accounts

8.1	The Lenders waive the requirement that securities account number [REDACTED] maintained by the Borrower with [REDACTED] be subject to a securities account control agreement, provided that the Agent, acting on behalf of the Lenders, reserves the right to require at any time hereafter that such securities account control agreement be executed in accordance with the provisions of the Security Documents.

8.2	The Borrower shall, concurrently with the delivery of its financial statements pursuant to Section 7.3(1)(b) of the Credit Agreement, provide the Lenders with a copy of the most recent portfolio statements issued by [REDACTED] in respect of securities account number [REDACTED].

8.3	Schedule B of the General Security Agreement dated as of January 28, 2016 between the Obligors and the Agent is hereby replaced by Schedule B to this Agreement.

9.	Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered will be deemed to be an original and all of which taken together will constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier will be effective as delivery of a manually executed counterpart of this Agreement.

10.	Governing Law

This Agreement is governed by, and construed in accordance with, the laws of the Province of Ontario and of the laws of Canada applicable therein.

(Signature pages follow)

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

IAMGOLD CORPORATION, as Borrower

By:	/s/ Carol Banducci
Carol Banducci Chief Financial Officer

NATIONAL BANK OF CANADA, as Agent

By:	/s/ Jonathan Campbell
Name: Title:	Jonathan Campbell Director

By:	/s/ Roch Ledoux
Name: Title:	Roch Ledoux Directeur – Director

NATIONAL BANK OF CANADA, as Lender

By:	/s/ Roch Ledoux
Name: Title:	Roch Ledoux Directeur – Director

By:	/s/ Jonathan Campbell
Name: Title:	Jonathan Campbell Director

[Signature page – Second Amending Agreement]

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

By:	/s/ David Gynn
Name: Title:	David Gynn Chief Financial Officer

By:	/s/ Rupert Gomes
Name: Title:	Rupert Gomes Vice President

RESSOURCES QUÉBEC INC., as Lender

By:	/s/ Denis Williams
Name: Title:	Denis Williams General Manager

By:	/s/ Iya Touré
Name: Title:	Iya Touré Vice-President, Business Development, Major Accounts and Responsible for Ressources Québec

CITIBANK, N.A., CANADIAN BRANCH, as Lender

By:	/s/ Samin Atique
Name: Title:	Samin Atique Authorized Signatory

[Signature page – Second Amending Agreement]

We, the undersigned, as Obligors under the Credit Agreement, hereby agree with the terms of this Agreement:

TRELAWNEY MINING AND EXPLORATION INC.

By:	/s/ Craig MacDougall
Name: Craig MacDougall Title: President

2324010 ONTARIO INC.

By:	/s/ Craig MacDougall
Name: Craig MacDougall Title: President

ROSEBEL GOLD MINES N.V.

By:	/s/ Carol Banducci
Name: Carol Banducci Title: Chief Financial Officer

IAMGOLD ESSAKANE S.A.

By:	/s/ Oumar Toguyeni
Name: Oumar Toguyeni Title: Chairman of the Board

REPADRE CAPITAL (BVI) INC.

By:	/s/ James Collie
Name: James Collie Title: Director

[Signature page – Second Amending Agreement]

AGEM LIMITED

By:	/s/ James Collie
Name: James Collie Title: Director

[Signature page – Second Amending Agreement]

SCHEDULE A

Lender’s Applicable Percentage

REDACTED

SCHEDULE B

SECURITIES ACCOUNTS OF SIGNIFICANT VALUE

REDACTED